May 2, 2014

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Kathy Churko

Re:	SEI Institutional Investments Trust (File No. 811-07257)
SEI Institutional Managed Trust (File No. 811-4878)

Ms. Churko:

This letter responds to comments given by you to SEI Investments Global Funds Services (“SEI”), in its capacity as administrator for SEI Institutional Investments Trust (“SIIT”) and SEI Institutional Managed Trust (“SIMT”) (collectively, the “Trusts”) in a telephone conversation on April 3, 2014. The comments relate to the SIIT May 31, 2013 annual report to shareholders and SIMT September 30, 2013 annual report to shareholders (collectively, the “Reports”), both of which were filed on Form N-CSR.

SEI provides the Trusts with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trusts. In connection with our responses, we acknowledge that the Trusts, through its officers and directors, are primarily responsible for the adequacy and accuracy of the disclosure in the Reports. Staff comments or changes to disclosure in response to staff comments in the Reports reviewed by the staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the Reports. Furthermore, the Trusts may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by our response.

SEC Comment 1:

In the SIMT High Yield Bond Fund, SIMT Multi-Asset Income Fund and SIIT High Yield Bond Fund (the “Funds”) why is no information provided about the unobservable inputs and the sensitivity of those inputs on the investments when a Level 3 rollforward is presented? Additionally, if the securities are priced using vendor or broker quotes, why are the securities considered Level 3?

SEI Response to Comment 1:

The Funds follow a policy of establishing a 1% materiality threshold in disclosing a Level 3 rollforward. Additionally, the Funds follow a policy of establishing a 1% materiality threshold in providing the required disclosure of unobservable inputs and sensitivity of those inputs for those Level 3 securities whose values are not derived by broker quotes or prices provided by an independent pricing vendor.

In the case of the Funds referenced above, the market value of the Level 3 securities were all greater than 1% of net assets, and therefore, a Level 3 rollforward was disclosed for each. For the SIMT High Yield Bond Fund and the SIIT High Yield Bond Fund, the market values of the Level 3 securities not valued by broker quotes or independent pricing vendors was 0.30% of net assets and 0.29% of net assets, respectively. As a result, no further disclosure was presented. For the SIMT Multi-Asset Income Fund, the market value of the Level 3 securities not valued via broker quotes or independent pricing vendors was 14.74% of the Fund’s net assets and therefore disclosure of unobservable inputs and the sensitivity of those inputs is disclosed in the Notes to Financial Statements.

Certain securities valued using broker quotes and independent pricing vendors are considered Level 3 due to the limited data on trading activity. In many cases, the brokers for these securities are the original underwriters (i.e. issuer) and management has determined that based on the unobservable inputs, Level 3 classification is appropriate.

SEC Comment 2:

Please confirm that the SIMT Core Fixed Income Fund, SIMT Multi-Asset Capital Stability Fund, SIMT Multi-Asset Inflation Managed Fund and SIIT Multi-Asset Real Return Fund (the “Funds”) covered the full notional value of their credit default swaps sold (written).

SEI Response to Comment 2:

The Funds may write (sell) credit default swaps. If the Funds write (sell) a credit default swap, then the Funds will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement, and less any offsetting positions.

Very truly yours,

Peter Rodriguez Controller and Chief Financial Officer

cc:	Robert A. Nesher
Russell Emery
Timothy D. Barto
James F. Volk

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